VOODOO SCIENTIFIC USA, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2023 and 2022

VOODOO SCIENTIFIC USA, INC.
TABLE OF CONTENTS

ENESTVEDT & CHRISTENSEN, LLP

CERTIFIED PUBLIC ACCOUNTANTS

200 WEST HIGHWAY 13 + SUITE 200
BURNSVILLE, MINNESOTA 55337

952.894.7880 + FAX 952.894.2141
WWW.ENESTVEDT.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Voodoo Scientific USA, Inc.
San Pedro, California

We have reviewed the accompanying financial statements of Voodoo Scientific USA, Inc. (a corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Voodoo Scientific USA, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Enestvedt & Christensen, LLP

April 12, 2024

VOODOO SCIENTIFIC USA, INC.
BALANCE SHEETS
December 31, 2023 and 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash	$ 312,290	$ 69,332
TOTAL CURRENT ASSETS	312,290	69,332
PROPERTY AND EQUIPMENT, NET	1,975	-
TOTAL ASSETS	$ 314,265	$ 69,332

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
CURRENT LIABILITIES		
Accounts payable	$ 63	$ -
Accrued expenses	10,671	11,621
TOTAL CURRENT LIABILITIES	10,734	11,621
TOTAL LIABILITIES	10,734	11,621
STOCKHOLDERS' EQUITY	303,531	57,711
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 314,265	$ 69,332

VOODOO SCIENTIFIC USA, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2023 and 2022

	2023	2022
INCOME	$ -	$ -
EXPENSES		
Advertising	11,030	3,519
Depreciation	304	-
Employee benefits	19,389	-
Internet	1,780	327
Meals and entertainment	2,588	709
Office	4,052	6,001
Payroll taxes	23,204	1,817
Professional fees	45,295	20,062
Research and development	258,509	8,194
Travel	49,852	1,585
Utilities	1,504	75
Wages	360,000	20,000
TOTAL EXPENSES	777,507	62,289
LOSS BEFORE OTHER INCOME	(777,507)	(62,289)
OTHER INCOME		
Interest income	327	-
TOTAL OTHER INCOME	327	-
NET LOSS	$ (777,180)	$ (62,289)

See accompanying notes and independent accountant's review report.

VOODOO SCIENTIFIC USA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2023 and 2022

	Stockholders' Equity
BALANCE - December 31, 2021	$ -
Capital contributions	120,000
Net loss	(62,289)
BALANCE - December 31, 2022	57,711
Capital contributions	1,023,000
Net loss	(777,180)
BALANCE - December 31, 2023	$ 303,531

VOODOO SCIENTIFIC USA, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (777,180)	$ (62,289)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	304	-
Increase (decrease) in:		
Accounts payable	63	-
Accrued expenses	(950)	11,621
NET CASH USED FOR OPERATING ACTIVITIES	(777,763)	(50,668)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of computer equipment	(2,279)	-
NET CASH USED FOR INVESTING ACTIVITIES	(2,279)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	1,023,000	120,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,023,000	120,000
NET INCREASE IN CASH	242,958	69,332
CASH AT BEGINNING OF YEAR	69,332	-
CASH AT END OF YEAR	$ 312,290	$ 69,332

NOTE 1 - NATURE OF BUSINESS

Voodoo Scientific USA, Inc. (the Company), incorporated in July 2021 in the State of Delaware and commenced operations in 2022, is developing a product that eliminates the compounds that trigger the pain response when consuming alcoholic spirits. The Company is testing, performing trials, and conducting research activities to produce and manufacture the product for commerical availability. A patent application for the product has been applied for but not yet approved or issued.

The Company's activites are subject to significant risks and uncertainties, which includes failing to secure additional funding for operations, production and manufacturing of the Company's product.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PROPERTY AND EQUIPMENT - The Company follows the practice of capitalizing all expenditures in excess of $1,000 for property and equipment at cost. Depreciation of property and equipment is recognized using the straight-line method for financial reporting purposes based on the estimated useful life of 5 years.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESEARCH AND DEVELOPMENT - Research and development costs are charged to operations when incurred in expenses. The amount charged in 2023 and 2022 was $258,509 and $8,194, respectively.

SUBSEQUENT EVENTS - Subsequent events have been evaluated through April 12, 2024, which is the date the financial statements were available to be issued.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	2023	2022
Computer equipment	$ 2,279	$ -
Less accumulated depreciation	(304)	-
	$ 1,975	$ -

NOTE 4 - COMMITMENT

During 2023, the Company contracted with an unrelated engineering company to perform engineering work related to the product being developed. The Company has agreed to pay the engineering company $250,000 up front and $250,000 due upon completion of the engineering work. For the year ended December 31, 2023, $250,000 was paid and included in research and development expense.